Filed Pursuant to Rule 253(g)(2)

File No. 024-11619

OFFERING CIRCULAR SUPPLEMENT NO. 2

Date of Qualification of the Offering Circular: October 8, 2021

December 6, 2021

CarbonMeta Technologies, Inc.

f/k/a

CoroWare, Inc.

13110 NE 177th Place, Suite 145

Woodinville, WA 98072

This document (the “Supplement”) supplements the Offering Circular of CarbonMeta Technologies, Inc. (f/k/a/ CoroWare, Inc.) (the “Company”) filed on August 31, 2021, as amended on September 3, 2021, September 17, 2021 and October 5, 2021 and as qualified by the Securities and Exchange Commission on October 8, 2021 (the “Offering Circular”) relating to the offer and sale by us of up to 10,000,000,000 shares of our common stock (the “Common Stock”) at an offering price per share equal to $0.0005, for an offering amount of $5,000,000 (the “Offering”). Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this supplement is to:

●	Provide details of a Debt Settlement Agreement; and
●	Provide details of a Technology License Agreement entered into by the Company.

Debt Settlement Agreement

On October 25, 2021, CarbonMeta Technologies, Inc. (f/k/a/ CoroWare, Inc.) (the “Company”) entered into a Debt Settlement Agreement (the “Agreement”) with RBB Capital, LLC (the “Creditor”). Under the terms of the Agreement, the Creditor agreed to accept payment in the amount of $20,000 as full consideration of all outstanding principal and interest ($50,936) on the Convertible Promissory Note (the “Note”) issued by the Company dated June 2, 2011 and subsequently assigned to the Creditor on April 1, 2014. Payment was made to the Creditor on November 12, 2021.

Technology License Agreement

On December 2, 2021, CarbonMeta Technologies, Inc. (f/k/a/ CoroWare, Inc.) (the “Licensee”) entered into a License of Technology Agreement (the “Agreement”) with Ecomena Limited (the “Licensor”). Under the terms of the Agreement, the Licensor shall grant the Licensee a five-year license related to the recycling of industrial byproduct and demolition materials into manufacturing cement free pavers and mortars that absorb carbon dioxide. As consideration for the Licensee granting the Licensor the license, the Licensee shall pay to the Licensor a £20,000 signing fee and issue the Licensor 160,000,000 share of common stock. In addition, the Licensor shall pay the Licensee a 5% royalty based on gross revenues generated by product sales.

The Agreement includes representations, warranties and covenants, and conditions to closing, royalty and payment obligations and termination provisions.

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Supplement No.2 to the Offering Circular to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woodinville, Washington, on December 6, 2021.

CarbonMeta Technologies, Inc.

By:	/s/ Lloyd Spencer
Name:	Lloyd Spencer
Title:	Chief Executive Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lloyd Spencer	Director	December 6, 2021
Lloyd Spencer

CarbonMeta Technologies, Inc.

f/k/a

CoroWare, Inc.

13110 NE 177th Place, Suite 145

Woodinville, WA 98072

$5,000,000.00

10,000,000,000 SHARES OF COMMON STOCK

$0.0005 PER SHARE